SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: XPO Logistics, Inc.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, N.W., Washington, D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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May 4, 2020

At the XPO Logistics (NYSE: XPO) Annual Meeting on May 14, 2020, please vote FOR the “Stockholder Proposal Regarding Acceleration of Executive Equity Awards in the Case of a Change in Control” (Proposal 8).

Dear XPO Logistics shareholder:

We urge you to vote FOR the “Stockholder Proposal Regarding Acceleration of Executive Equity Awards in the Case of a Change in Control” (Proposal 8) at XPO’s Annual Meeting on May 14.

  The proposal asks that the board adopt a policy so that in the event of a change in control (CIC), no accelerated of vesting of equity awards to senior executives would occur; instead, partial, pro-rata vesting, would occur calculated up to the time of a senior executive officer's termination.
  XPO allows senior executives to receive an accelerated award of unearned equity under certain conditions after a CIC. While some form of CIC severance payments may be appropriate, we believe the current practice to accelerate all equity may permit an undeserved windfall to some executives.

According to the 2020 proxy statement, a CIC could have accelerated the vesting of over $120 million worth of long-term equity to the company's five named executive officers (NEOs), with Chairman and CEO Bradley Jacobs entitled to over $74 million alone. This is a significant increase from 2019 where the top five NEOs would have received $60 million in equity combined and Jacobs was entitled to $38 million. In other words, the CEO’s total accelerated equity in connection with a CIC in 2020 would be more than the equity all five NEO’s could have received together in the prior year.

The CtW Investment Group works with pension funds sponsored by unions affiliated with Change to Win, a federation of unions representing nearly 5.5 million members, to enhance long term shareholder value through active ownership. These funds have over $250 billion in assets under management and are substantial XPO shareholders.

XPO’s arguments for acceleration of equity are dubious.

In its opposition statement, the company cites several reasons why it feels accelerating equity is appropriate, claiming that the current structure of equity awards “aligns the interests of our senior executives and stockholders, encourages stability during a potential CIC, and rewards executives for their performance.” These claims are dubious.

Even without accelerated equity which is intended to vest in later years, executives are already well compensated in the event of a merger or CIC. Executives typically hold large amounts of vested equity that would appreciate in value in connection with a merger premium offer from the acquirer. This is how executives should be rewarded – through appreciation of their vested shares and options, not through the acceleration of unvested ones. The previously vested equity that executives hold, in addition to their basic job responsibilities, is what aligns the interests of executives with those of shareholders, not equity that has yet to be earned or vest.

The company also claims that “adopting the proposal would limit the company’s ability to attract and retain talented executives.” This begs the question: if an executive is dissuaded from working for a company solely because he or she will not receive accelerated vesting of unearned equity in connection with a CIC, is this the kind of executive that one would want leading that company? We think not.

Finally, the company cites a “continued commitment to our pay-for-performance philosophy.” The company’s pay-for-performance philosophy and compensation committee decisions have been met with significant opposition from both shareholders and proxy advisors. The proposal received only 67.1 percent of votes cast in favor in 2019, far below the average support for this proposal, which is 90 percent.1 The company itself even states in its own proxy that it was “disappointed by the percentage of negative votes.”

Proxy advisory firm Glass Lewis has recommended a vote against the company’s “Say-on-Pay” proposal every year for the past seven years (since 2014 and including 2020), and Institutional Shareholder Services has recommended against in 2017, 2019, and again this year, citing continued excessive equity grants as a cause for concern.

We remain unpersuaded by XPO’s arguments and urge you to vote FOR the “Stockholder Proposal Regarding Acceleration of Executive Equity Awards in the Case of a Change in Control” (Proposal 8). Please contact my colleague Michael Varner, Director, Executive Compensation at michael.varner@ctwinvestmentgroup.com with any questions.

1 Semler Brossy. (2019, October 3). 2019 Say on Pay Support Is Almost Identical to 2018 YTD Results. Retrieved from https://www.semlerbrossy.com/say-on-pay/2019-say-on-pay-support-almost-identical-to-2018-results/

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted